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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                              ---------------------

                             CONCENTREX INCORPORATED
                            (Name of Subject Company)

                              JH ACQUISITION CORP.
                                       and
                             JOHN H. HARLAND COMPANY
                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    20589S105
                      (Cusip Number of Class of Securities)

                              JH ACQUISITION CORP.
                           C/O JOHN H. HARLAND COMPANY
                                2939 MILLER ROAD
                             DECATUR, GEORGIA 30035
                              ATTN: JOHN C. WALTERS
                            TELEPHONE: (770) 593-5617
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Offerors)

                              ---------------------
                                    Copy To:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600
                              ---------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              TRANSACTION VALUATION             AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
                 $41,968,619                            $8,394
--------------------------------------------------------------------------------

* For the purpose of calculating the fee only, this amount assumes the purchase of 5,995,517 shares of common stock, no par value per share, of Concentrex Incorporated at $7.00 per share. Such number includes all outstanding shares as of July 17, 2000, and assumes the exercise of all in-the-money stock options to purchase shares of Common Stock which are outstanding as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or

   Schedule and the date of its filing.

Amount Previously Paid:   $8,394        Filing Party: John H. Harland Company
                                                      JH Acquisition Corp.
Form or Registration No.: Schedule TO   Date Filed:   July 21, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [X] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 21, 2000 and as amended on August 9, 2000, August 16, 2000, and August 21, 2000, by John H. Harland Company, a Georgia corporation ("Harland"), and JH Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Harland (the "Offeror"). The Schedule TO relates to the offer by the Offeror to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Concentrex Incorporated, an Oregon corporation ("Concentrex"), at a purchase price of $7.00 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated July 21, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 THROUGH 9 AND 11.

         Items 1 through 9 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

         The Offer expired at 12:00 midnight, New York City time, on Tuesday, August 22, 2000. Pursuant to the Offer, based upon a report from the depositary, a total of 5,287,029 shares of Concentrex common stock had been validly tendered and not withdrawn prior to the expiration of the offer (including 104,934 shares tendered pursuant to notices of guaranteed delivery), representing 94.3% of the outstanding shares of Concentrex. Payment for these shares will be made promptly. Harland expects to complete the merger of the Offeror into Concentrex on or about August 25, 2000.

         On August 23, 2000, Harland issued a press release, a copy of which is attached to this Amendment No. 4 as Exhibit (a)(15) and is incorporated into the Schedule TO by reference.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended to add subparagraph
(a)(15) as follows:

         "(a)(15) Press Release issued by Harland on August 23, 2000."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      JOHN H. HARLAND COMPANY

                                      By:        /s/ JOHN C. WALTERS
                                        ----------------------------------------
                                        Name: John C. Walters
                                        Title: Vice President


                                      JH ACQUISITION CORP.

                                      By:        /s/ JOHN C. WALTERS
                                        ----------------------------------------
                                        Name: John C. Walters
                                        Title: Vice President

Date: August 23, 2000

                                  EXHIBIT INDEX

Exhibit No.         Exhibit Name
-----------         ------------
*(a)(1)             Offer to Purchase dated July 21, 2000.
*(a)(2)             Form of Letter of Transmittal.
*(a)(3)             Form of Notice of Guaranteed Delivery.
*(a)(4)             Form of Letter from the Information Agent to Brokers,
                    Dealers, Commercial Banks, Trust
                    Companies and Nominees.
*(a)(5)             Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Nominees.
*(a)(6)             Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.
*(a)(7)             Summary Advertisement as published on July 21, 2000.
*(a)(8)             Press Release issued by Harland on July 17, 2000.
*(a)(9)             Press Release issued by Harland on July 21, 2000.
*(a)(10)            Press Release issued by Harland on August 7, 2000.
*(a)(11)            Transcript from Harland analyst conference call on July 17,
                    2000.
*(a)(12)            Excerpts from the transcript from Harland analyst conference call on July 24, 2000 relating
                    to the Concentrex transaction.
*(a)(13)            Press Release issued by Harland on August 16, 2000.
*(a)(14)            Press Release issued by Harland on August 21, 2000.
 (a)(15)            Press Release issued by Harland on August 23, 2000.
*(b)                Commitment Letter dated July 26, 2000 from SunTrust Bank and
                    SunTrust Equitable Securities, together with the related
                    Summary of Terms and Conditions
*(d)(1)             Agreement and Plan of Merger, dated as of July 17, 2000, by and among John H. Harland Company, JH Acquisition Corp. and
                    Concentrex Incorporated. (Incorporated by reference from
                    Appendix A to the Offer to Purchase filed as Exhibit (a)(1)
                    hereto.)
*(d)(2)             Form of Tender Agreement, dated July 17, 2000, by and among the Tendering Stockholders, John H. Harland Company and JH
                    Acquisition Corp. (Incorporated by reference from Appendix B to the Offer to Purchase filed as Exhibit (a)(1) hereto.)

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* Previously filed.